06014388

smiths

Smiths Group plc
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

07 June 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

SUPPL

Your ref : 82-34872

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

PROCESSED
JUN 15 2006
THOMSON
FINANCIAL

228 31/05/2006 : 15:00:00 Smiths Group PLC - Appointment of Group MD

Regulatory Announcement

Company	Smiths Group PLC
TIDM	SMIN
Headline	Appointment of Group MD
Released	15:00 31-May-06
Number	8439D

smiths

London, 31 May 2006

Smiths Group: Appointment of Group Managing Director, Specialty Engineering and details of Finance Director transition

Smiths Group plc today announced that Paul Cox has been appointed the new Group Managing Director, Specialty Engineering with effect from 1 August 2006, in succession to John Langston who is due to become Finance Director of Smiths Group in September 2006.

Paul Cox joined Smiths in January 2005, as President, Smiths Interconnect from Andrew Corporation in Chicago, Illinois, where he had led both its Satellite Communications and Antenna Products divisions. Prior to joining Andrew Corporation, he worked for 15 years at EMS Technologies in Norcross, Georgia, rising to become Senior Vice President of its Space and Technology Division. He is a US citizen and holds a Masters Degree in Electrical Engineering gained at the Southern Methodist University in Dallas, Texas. He and his family will be relocating to London.

Keith Butler-Wheelhouse, Chief Executive of Smiths Group, said: "I am delighted that Paul will be heading up our Specialty Engineering Division. He brings a strong track record of business leadership and success. With the support of his colleagues, he will continue to build on the growth already achieved across the Specialty Engineering division."

Also with effect from 1 August 2006, John Langston will become Finance Director-designate, working full-time alongside Alan Thomson, the Company's outgoing Finance Director, until the latter's retirement on 6 September after which he will remain available to Smiths Group on a consulting basis for up to one year.

Smiths Group
Smiths is a global engineering business, listed on the London Stock Exchange. Smiths Group focuses on high performance applications, building and sustaining market-leading businesses in growth sectors. It reaches deep into global markets taking its manufacturing closer to its customers. Smiths Group has four divisions: Aerospace, Detection, Medical and Specialty. It employs 32,000 people and has over 250 major facilities in 50 countries. For more information visit www.smiths-group.com

Smiths Specialty Engineering
Smiths Specialty Engineering division comprises four businesses: **John Crane** provides mechanical rotating seals used in process plants; **Interconnect** supplies components and sub-systems for connecting, protecting and controlling critical electronic and radio frequency systems; **Flex-Tek** provides ducting and hosing for a wide range of applications, mainly for heating & ventilation and domestic equipment; **Marine Systems** is a smaller activity and supplies marine electronics and charts. Smiths Specialty Engineering employs 10,600 people. For further information visit www.smiths-specialtyengineering.com

Contact: Media
Chris Fox
+44 (0)20 8457 8403

Contact: Investor Relations
Russell Plumley
+44 (0)20 8457 8203

END

DOCUMENTS FILED WITH COMPANIES HOUSE

11 MAY TO 07 JUNE 2006

Forms 88(2) (Return of Allotment of Shares), filings submitted between above dates

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	12	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	459		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	5.8754p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name : Mrs Jacqueline Amber Hooper Address : 5A Middle Park Way, Havant, Hants, PO9 4AB Postcode	Class of shares allotted Ordinary	Number alloted 459
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted **TOTAL**	Number alloted **459**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] Date 18.04.06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	19,640	2,497	5,832
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	790p	858.50p	823p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS	Class of shares allotted	Number allotted
Address: 20 Moorgate, London	Ordinary	27,969
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**27,969**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 10.05.06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS - THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./AL/8490	Tel: 01903 833250
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	122,718	203,619	85,125
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	765p	790p	807p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 609,917
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 609,917

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 15.05.2006

A ~~director~~ / secretary ~~/ administrator / administrative receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./RW8575 Tel: 01903 833393
DX number DX exchange

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	08	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	122,718	203,619	85,125
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	765p	790p	807p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address: 20 Moorgate London UK Postcode EC2R 6DA	Ordinary	609,917
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode	**TOTAL**	609,917

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] [signature] **Date** 15/05/2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./RW8575 Tel: 01903 833393
DX number DX exchange

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	90,387	22,921	83,540
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	823p	858.5p	934p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS	Class of shares allotted	Number allotted
Address: 20 Moorgate	Ordinary	609,917
London		
UK Postcode E C 2 R 6 D A		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	609,917
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 15.05.2006

~~A director~~ / secretary ~~/ administrator / administrative receiver /~~ receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./RW8575 Tel: 01903 833393
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	09	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	31,742		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	790p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 31,742
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **31,742**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 12.05.2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./AL/8583 Tel: 01903 833250
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	10	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8,850	7,500	9,000
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	790p	806p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 42,100
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **42,100**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 15.05.2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./AL/8617	Tel: 01903 833250
DX number	DX exchange

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	10	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	10,000	6,750	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	669p	774p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	144		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	645.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr Robert Peter Billett Address: 46 Mead Way, Bushey, Hertfordshire. Postcode: WD23 2DP	Class of shares allotted Ordinary	Number alloted 144
Name: Address: Postcode:	Class of shares allotted	Number alloted
Name: Address : Postcode :	Class of shares allotted	Number allotted
Name : Address : Postcode :	Class of shares allotted	Number allotted
Name : Address : Postcode :	Class of shares allotted **TOTAL**	Number alloted **144**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 09/05/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	11	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,116		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	672.92p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 8,116
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **8,116**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 15.05.2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./AL/8640 Tel: 01903 833250
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	11	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,154		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	790p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate, London	Ordinary	7,154
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**7,154**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 15.05.2006

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./AL/8641	Tel: 01903 833250
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	15	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5893		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	790p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited (Desig: ESOS/Part ID 142CN) Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 5893
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **5893**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 17.05.2006

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JL3393	Tel: 01903 833393
DX number	DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	17	May	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	229		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	587.54p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name : Mr Adrian Paul Fredericks Address : 15 Frome Road, West End, Southampton, Hampshire Postcode: SO18 3LH	Class of shares allotted Ordinary	Number alloted 229
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted	Number alloted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 31.05.2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)
765 Finchley Road London NW11 8DS
EX/ESP Allotment Team/GW/4261 Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	17	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	945		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	554.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name: Mr Francis John Hurcombe Address: 39 St Michaels Avenue, Bishops Cleeve, Cheltenham, Gloucestershire Postcode: GL25 8NX	Class of shares allotted Ordinary	Number alloted 945
Name: Address: Postcode:	Class of shares allotted	Number alloted
Name: Address : Postcode :	Class of shares allotted	Number alloted
Name : Address : Postcode :	Class of shares allotted	Number allotted
Name : Address : Postcode :	Class of shares allotted **TOTAL**	Number alloted **945**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 17.05.2006

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	31	05	2000			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,021	104	338
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	608.00p	554.00p	525.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number allotted
Name: Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

gned Assistant [signature] **Date** 31.05.2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

ease give the name, address, ephone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC
	2 of 2

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	99		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	704.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details		Shares and share class allotted	
Name	Mr Darren Ratcliffe	Class of shares allotted	Number alloted
Address	62 Granley Road, Cheltenham, Gloucestershire.	Ordinary	1,458
Postcode	GL51 6LH		
Name	Mr Steven Emburey	Class of shares allotted	Number alloted
Address	7 Footbury Hill Road, Orpington, Kent.	Ordinary	104
Postcode	BR6 0HP		
Name		Class of shares allotted	Number alloted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**1,562**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

gned Assistant [signature] **Date** 31.05.2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

ease give the name, address, ephone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange